Exhibit 99.55

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FILING OF APPLICATION TO LIST ON THE NYSE MKT

August 30, 2012 — (TSX: BXE) Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces that it has filed an Original Listing Application to list the Company’s common shares on the NYSE MKT. In connection with the filing of the Original Listing Application, Bellatrix intends to file a Registration Statement on Form 40-F with the United States Securities and Exchange Commission.

Bellatrix is proceeding with the application to obtain a listing on the NYSE MKT as the Company believes that it will result in improved liquidity for all of Bellatrix’s shareholders and greater future access to U.S. capital markets.

Obtaining a listing on the NYSE MKT is conditional on Bellatrix being able to satisfy all listing conditions of the NYSE MKT.

The Company’s current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.  For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655

or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

2300, 530 — 8th Avenue SW

Calgary, Alberta, Canada T2P 3S8

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including the intention of Bellatrix to file a Registration Statement on Form 40-F with the United States Securities and Exchange Commission and the anticipated benefits of listing on the NYSE MKT, constitute forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with the failure to obtain a listing on the NYSE MKT and failure to achieve the anticipated benefits therefrom. Bellatrix has also relied on certain assumptions in making the forward-looking statements herein, including, but not limited to, that Bellatrix will be able to satisfy all listing conditions of the NYSE MKT and that the listing on the NYSE MKT will achieve the benefits set out herein.  Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.